Yucheng Technologies Limited
F9 Tower D, Beijing Global Trade Center,
36 North Third Ring Road East, Dongcheng District
Beijing, PRC  100013

January 26, 2011

Mr. Robert Benton, Staff Accountant
Jan Woo, Esq.
Securities and Exchange Commission
Washington, D.C. 20543

Re:	Yucheng Technologies Limited
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
Form 6-K filed November 12, 2010 and December 2, 2010
File No. 001-33134

Dear Mr. Benton and Ms Woo:

I am responding to your letter to Yucheng Technologies Limited, dated December 16, 2010.  We have reproduced the comments of the Staff from that letter below, and below each we have provided the company’s response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349) has spoken with Mr. Benton and Ms. Maryse Mills-Apenteng, and we understand that we may provide the intended responses in this letter for the Staff‘s consideration before the make the actual amendments in the Form 20-F, if any are required. Please feel free to contact Mr. Hudders.

Form 20-F for the Fiscal Year Ended December 31, 2009
Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Goodwill, page 56

1.	With regards to the information provided in your response to comment 2, please explain further the following:

•
Tell us when you conducted the additional analysis of your goodwill.  In this regard, it appears from your response that you conducted an analysis on or around January 29, 2010, when your stock price experienced a significant decrease in value.  Please confirm.  Also, tell us whether you have conducted any additional subsequent analyses since then.  For instance, we note your current market capitalization is approximately $63 million (or approximately $88 million when applying the average control premium provided in your response) compared to a net book value at September 30, 2010 of approximately $95 million;

•
Tell us how you determined the fair value of the reporting units in your subsequent analysis.  In this regard, your disclosures on page 56 indicate that fair value of the reporting unit is determined based on discounted future cash flows, however, your response appears to imply that your assessment was based on an analysis of the company’s market capitalization.  Please provide details to support the valuation of your reporting units at your interim testing date.  Also, provide the calculated fair value for each reporting unit before applying any control premium;

•
Tell us why you believe the premium paid in “all public global technology” M&A transactions provides a comparable basis to determine the company’s control premium.  In addition, provide the range of premiums considered in each calculation and further explain how you factored any outliers into your average premium calculations; and

•
You indicate that the company believes the fundamental condition and environment of your business did not change due to “those extraordinary events causing financial losses in Q4 2009.”  Explain further the specific events to which you are referring and tell us how you have rebounded from such events in fiscal 2010.

Response

•
We conduct the annual goodwill impairment analysis as of December 31 at about February each year and finalize it when we file the Form 20-F. We followed the same policy in analyzing the goodwill impairment when we prepared the financial statements for the year ended December 31, 2009.

In the first step of the impairment analysis, we determined the estimated fair value of the reporting unit using the discounted cash flows analysis (DCF) based on the assumptions consistent with the past performance of the reporting unit and the projections and assumptions that are used in the current operating plan.  Additionally, when we finalized the analysis for 2009, in early 2010, we did a final check of the reasonableness of the estimated fair value determined using DCF by reconciling it to the fair value determined using the latest market capitalization. Although the market capitalization was significantly above the net asset value as of December 31, 2009, we considered the drop in market capitalization subsequent to the year-end might be an event that we should consider for the goodwill impairment analysis for 2009. After all, we considered that the drop was temporary due to the specific events causing the financial losses in Q4 2009, which would be discussed below in the fourth bullet point.

In reconciling the fair value using the latest market capitalization, we have considered the premium paid in all public global technology M&A transactions in the past twelve months. We consider that this is relevant as we are a leading provider of IT solutions to banks in China; and the nature of our businesses fall in between pure technology and technology services.  In determining the amount of premium paid, we believed it best to use a range for our analysis, as there were numerous  transactions with control premium ranging from -93.8% to 400% and determining outlier companies from those analyzed would be equally difficult to arrive at the best comparables for the analysis. Consequently, we did not factor any outliers out of our analysis.

•	As stated above, we did not conduct any subsequent analysis in 2010, as we believe the underlying assumptions used in the impairment analysis for 2009 remained unchanged.

•	Please refer to the first bullet point.

•
Our operating results in 2009 decreased significantly mainly due to four reasons: (1) four projects that were close to 100% complete were cancelled due to a variety of customer reasons beyond our control; (2) lack of license sales of our own proprietary software products; (3) there are eight projects with new banking customers with lower margins than normal, but we were willing to continue on with these projects because the customers will be strategically important to Yucheng; and (4) in Q4 2009, we made significant allowances for doubtful debts on receivables of RMB18.3 million, which we considered “extraordinary” events causing the operating losses.  As discussed in our Form 20-F, the major reasons for the significant allowances made were due to i) receivables related to projects that we inherited from the Easycon and Sunrisk acquisitions we made in 2007 and ii) a significant transaction related to a first time non-banking customer. We worked on the process control of our project management and implemented more stringent cost control on projects. We also invested heavily in our project managers’ capabilities to better manage costs and customer expectations. As a result, we had no cancellation of projects that are close to completion; our margins are more consistent than in 2009; we also reduced our expectations on license sales as we recognized the industry trend for license sales in the industry are declining. In addition, during 2010, the allowances for doubtful debts have also been significantly reduced.  However, there are two factors we believe that have been impacting a potential stock price rebound in the last twelve months. First of all, because all of the specific events occurred in Q4 2009, many potential investors would feel more comfortable after they see an indication of our results for Q4 in 2010.  As a result, many investors choose to stay on the sideline for the time being. Secondly, in the second half of 2010, there has been a consistent negative bias toward small Chinese companies that got listed on NASDAQ through reverse merger transactions.

Operating Results, page 59

2.
The supplemental discussion of fluctuations in cost of revenues and operating expenses (i.e. due to changes in headcount and salaries) as provided in response to prior comment 3 were helpful and could add value to the discussion already included in your Operating and Financial Review and Prospects disclosure.  Please confirm that you will incorporate this supplemental disclosure into your next Form 20-F filing.

Response

We will incorporate this supplemental disclosure into our next Form 20-F filing.

Revenue by Sources, page 60

3.
We note from your response to prior comment 4 that you will consider identifying your net revenue presentation for your Platform & Maintenance services as a non-GAAP measure in future filings.  The Staff believes this measure to be a non-GAAP measure as defined under Regulation G and requests that you confirm you will identify these disclosures as such in future filings.  Also, confirm that you will include the disclosures required by Regulation G and Item 10(e) of Regulation S-K.

Response

We will identify the net revenue presentation as a non-GAAP measure in our future filings. We will also include the disclosure required by Regulation G and Item 10(e) of Regulation S-K.

Gross Profit and Gross Margin, page 63

4.
We note your response to our prior comment 5.  Please confirm that in future filings you will quantify the impact of each factor that materially contributed to changes in gross margin for each revenue stream (i.e. Software & Solutions, POS and Platform & Maintenance Services).  In this regard, we note your current disclosures focus solely on the fluctuations in the gross margins for your Software & Solutions business.  Please provide an example of the proposed disclosures you will include in your future filings, which address the factors that contributed to the significant fluctuations in your gross margins for the POS and Platform & Maintenance Services business as well as for your Software & Solutions business as indicated in your response.  We refer you to Item 5.A.1 of Form 20-F.

Response

We confirm that in future filings we will quantify the impact of each factor that materially contributed to changes in gross margin for each revenue stream (i.e. Software & Solutions, POS and Platform & Maintenance Services). However, we announced during our last earnings conference call that we are disposing of the POS business. As a result, POS will not be in our future discussion for revenues or margins. The margins for Platform & Maintenance are not as predictable quarter after quarter, however, its contribution to our total revenues and gross profits is much smaller than the Software & Solutions businesses do. As a result, our investors normally place most of their attention to Software & Solutions business, which is our main business. We therefore only provided the analysis for Software & Solutions.

In our next Form 20-F, in addition to the table detailing the gross profit margins for each of our revenue streams, we will provide commentary for material changes in a way similar to the one below:

Software & Solutions gross: the gross margin was x% for the year ended December 31, 20x1 compared to x% for the year ended December 31, 20x0. The increase/decrease was primarily due to [commentary]

Platform & Maintenance Services: the gross margin was x% for the year ended December 31, 20x1 compared to x% for the year ended December 31, 20x0. The increase/decrease was primarily due to [commentary]

Other Income (Expense), page 66

5.
We note your response to prior comment 6 where you refer to an “adjustment on real estate that was received as compensation for notes receivable” in fiscal 2009.  Please explain further the nature of this transaction and how it resulted in other income of RMB 2,236,740.

Response

We had a receivable from a customer who used an apartment in Beijing as the collateral. When the customer was not able to settle the receivable, we received the apartment as the compensation for the non-payment. When the title transfer was completed, we solicited bids from a number of local real estate brokers and used the average bids as our fair price for the asset. The amount that is over the book value of the receivable is recorded as other income, which is RMB 2,236,740.

Liquidity and Capital Resources, page 68

6.
We note from your response to prior comment 9 that you will consider discussing the increases in costs and estimated earnings in excess of billings on uncompleted contracts and increases in billings in excess of costs and estimated earnings on uncompleted contracts when your current situation reverses in the future.  The Staff believes that you should disclose the reasons for significant changes in such items as they occur and not wait until the current situation reverses.  Please confirm that you will disclose the reasons for such changes in your next Form 20-F.

Response

We will disclose the reasons for such changes in our next Form 20-F.

7.
We note your response to prior comment 24.  We also note from your disclosures on page 47 that under PRC laws, foreign-invested enterprises in China may distribute dividends only out of their accumulated profits determined in accordance with Chinese accounting standards and regulations.  Please tell us whether there are any material differences between the determination of accumulated profits pursuant to Chinese accounting standards and your reported accumulated profits under U.S. GAAP.  To the extent that Chinese accounting standards and U.S. GAAP differ materially in the calculation of these amounts, please disclose a qualitative and quantitative analysis sufficient to give investors an understanding of the impact of any such differences.  In addition, in future filings please revise your liquidity and capital resources disclosure to include a discussion of how earnings from the PRC entities flow through your corporate structure; disclose the amount of retained earnings that are free of restrictions; and include a discussion of how tax withholdings may impact any dividends paid to the parent company.

Response

There are material differences between the accumulated profits pursuant to Chinese accounting standards and the reported accumulated profits in our Form 20-F under U.S. GAAP. The total difference approximated $7.7 million as of December 31, 2009. The major differences are due to different treatments in the areas of i) revenue recognition; ii) capitalization of intangible assets; iii) recognition of pre-contract costs and iv) recognition of tax losses.  In our next Form 20-F, we will include the following language in the Liquidity and Capital Resources:

“There are differences between the accumulated profits pursuant to Chinese accounting standards and the reported accumulated profits in our Form 20-F under U.S. GAAP. The total difference approximated $7.7 million as of December 31, 2009.  The major differences are due to different treatment in the areas of i) revenue recognition; ii) capitalization of intangible assets; iii) recognition of pre-contract costs and iv) recognition of tax losses. In addition, pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities is required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. As of December 31, 2009, the accumulated balance of our statutory reserve funds amounted to RMB43.1 million ($6.3 million), and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB183.1 million ($26.8 million). Our statutory surplus reserves are not distributable as cash dividends. Allocations to these statutory surplus reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Furthermore, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, under the New EIT Law and its implementation rules issued by the PRC State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a withholding tax at the rate of 10% if such dividend is derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but in such a case we will be subject to a 25% tax on our global income, and our non-PRC investors may be subject to PRC income tax withholding. However, we have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. As a result, currently it has no adverse impact on our operations and our planned use of our capital.”

Item 7.  Major Shareholders and Related Party Transactions
B.  Related Party Transactions, page 79

8.
We note from your response to prior comment 13 that you concluded the impact of the imputed interest on the loans to related parties, Huazhi and Baodaotong, was not material.  Please note that disclosure of the interest rates on loans with related parties is required disclosure, your conclusion as to its impact notwithstanding.  Please confirm that you will provide all the information required in Item 7.B.2 of Form 20-F regarding outstanding loans with related parties in future filings.  Further, please reconcile your response to prior comment 13 that the whole loan amount was paid back to Baodaotong on September 11, 2009 with your disclosure on page 80 in the Form 20-F that the balance “due from Baodaotong was RMB 0.3 million as of December 31, 2009.”

Response

We will provide all the information required in Item 7.B.2 of Form 20-F regarding outstanding loans with related parties in future filings.

The balance due from Baodaotong of RMB0.3 million as of December 31, 2009 represented the expenses our subsidiaries paid on behalf of Baodaotong, which is independent of the loan that was discussed in our previous response. During 2009, we paid certain expenses totaling RMB0.9 million on behalf of Baodaotong and were repaid RMB0.6 million.  The balance of RMB0.3 million was repayable on demand.

Item 8.  Financial Information
Consolidated Statements of Operations, page F-4

9.
We note your response to prior comment 18.  As previously requested, tell us the amount of revenues from your system integration services applicable to (a) the hardware and (b) the service portion of the arrangement for each period presented.  Also, for each period presented, tell us how your current presentation complies with the guidance in Item 18 of Form 20-F and Rule 5-03(b)(1) and (2) of Regulation S-X to separately classify your revenues and cost of revenues between products and services.  To the extent your system integration service arrangements are bundled arrangements that are not separable for U.S. GAAP revenue recognition purposes; tell us your consideration to use an allocation methodology to either separate such revenues for income statement presentation purposes or provide a separate category in your consolidated statement of operations for such arrangements.

Response

To the extent our system integration service arrangements are bundled arrangements that are not separable for U.S. GAAP revenue recognition purposes, we estimate the revenue relating to the service portion based on the estimated time required multiplied by the charge-out rate; and the revenue relating to the hardware portion is the remainder of the total revenue for the arrangement. The amount of revenue applicable to hardware portion and service portion is as follows:

(RMB in ‘000)	2007	2008	2009
Hardware portion	204,886	339,527	11,952
Services portion	NA	247	623
Total	204,886	339,773	12,576

We determined that the amount was not significant based on the above analysis. Therefore, no separate disclosure was made.

Note 2.  Summary of Significant Accounting Policies and Practices
(k) Revenue Recognition, page F-20

10.
We note your response to prior comment 21 where you indicate that the system integration services are subject to a separate bidding process and that such contracts are entered into at different times from your software and solutions contracts.  To the extent the company wins a bid to provide system integration services to a client for whom you are also providing software and solutions services, explain further how you determined that these contracts should not be viewed as a single multiple element arrangement.  In this regard, provide a detailed analysis of how you considered the guidance in ASC 985-605-55-4 in these circumstances.  For instance, if you considered the timing of when these contracts are entered into, then tell us specifically when you entered into each of these contracts.

Response

We entered into a total of 12 system integration services contracts with customers during 2009, but we entered no software and solution contracts with any of those customers.

11.
We note from your response letter dated October 20, 2008 (comment 8) that revenue from system integration services, which includes the value added services of planning, designing, installing, integrating and testing of hardware sold to your customers is recognized on a gross basis.  Alternatively, revenue from your agency sales, which represent the sale of third party hardware and software without the value added services, is recognized on a net basis.  Please explain further how your system integration and agency arrangements differ.  In this regard, your response to comment 4 indicates that your platform and maintenance service line of business requires very little resources from the company.  In addition, your response to comment 18 indicates that revenue from your system integration services for fiscal 2009 was comprised mainly of hardware sales and the service component was mainly telephone support services as “there was no revenue recognized from the value added services” during fiscal 2009.  As it appears the company is providing limited services with your system integration sales, it is unclear how your current business structure supports gross revenue recognition for these arrangements.  Please provide your analysis under ASC 605-45-45 that supports your current revenue recognition model for your system integration sales.

Response

System integration services include the value added services of planning, designing, installing, integrating and testing of hardware sold to our customers. Agency sales mean the sale of third party hardware and software without the value added services. One of the key criteria is whether or not we provide any support service once the hardware is accepted by the customer. If the post acceptance services are provided by us, it is system integration. If the post acceptance services are provided by the original equipment manufacturer, it is agency sale.

The revenue from system integration is recorded on a gross basis after considering the following factors with reference to ASC 605-45-45.

a.
Acceptability of the product ordered for the customer is fulfilled by us as the required hardware (including configuration, selection of model and supplier) are determined by us as system integrator. Accordingly, we consider the Company is a primary obligor in the arrangement.

b.
Although the delivery is arranged from the supplier's place of business to the buyer's place of business, the title to merchandise passes to the customer not when the merchandise is delivered but only when the customer has tested and provided an acceptance report to us. In this regard, we have general inventory risk of merchandise before relevant title is passed to customers.

c.
We have latitude in establishing price as models, configuration and suppliers are recommended by us for the customer’s approval, although such latitude is limited due to the increasing transparency in the IT markets.

d.	We have significant involvement in the determination of product specifications and selection of suppliers.

e.	We assume credit risk for the amount billed to the customer, indicating that we have risks and rewards in the arrangements.

f.	The customer does not have the right to return the hardware to the suppliers. If there is any quality issue, the customer can only return the goods to us.

Based on the above, we believe the gross basis approach better reflect the substance of these arrangements.

Forms 6-K Filed November 12, 2010 and December 2, 2010

12.	With regards to our prior comment 27, please respond further to the following:

•
The disclosures in your November 12, 2010 Form 6-K continue to refer to “pro forma DSO.”  Tell us why you have not labeled such disclosures as non-GAAP and why you have not disclosed the nature of agency service contracts as we previously requested;

•
Provide in your response the calculations that support both the gross basis DSO and pro forma basis DSO.  In this regard, your response indicates that when you calculated the pro-forma DSO, you adjusted the amount of revenues by the pass through costs amounts, which would appear to imply that you grossed up the revenues from agency services contracts included in your DSO calculations.  Please confirm and if so, explain further how the pro-forma DSO differs from gross basis DSO; and

•
Revise your disclosures to include a quantitative reconciliation of your GAAP DSO to non-GAAP DSO and disclose the reasons why management believes this financial measure provides useful information to investors regarding the company’s financial condition and results of operations.  We refer you Regulation G and Question 102.12 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm for further guidance.

Response

As the responses to SEC comments were finalized on the eve of the press release, we overlooked the need to include such revision in the press release based on our previous response on this matter. It will be corrected in the future filings.

In our Form 6-K, there are several terms regarding DSO used in the last four quarters and the terms have not been labeled clearly nor consistently. In many cases, the gross basis DSO really meant the DSO calculation based on the net-basis presentation, and the pro forma DSO really meant the DSO calculation based on revenues that is grossed up by adding back the agency contracts costs and system integration contracts costs.

For future reference, we would like to define two DSO calculations, both of which are non-GAAP: net-basis DSO and gross-basis DSO.

Net-basis DSO calculation: using revenue amount on the net basis for all system integration business and agency business taking out all pass through costs.

Gross-basis DSO: using revenues that grossed up from agency services contracts and system integration services contracts with the pass through costs.

The following table is an example of the calculation of our DSO mentioned above:

	GAAP	Adj.		Non-GAAP (net basis)	Adj.		Non-GAAP (gross basis)

Revenues
software & solutions	13,979,007			13,979,007			13,979,007
system integrations	15,111	(15,111	)(1)	0			0
agency contracts	(5,770)			(5,770)	3,882,371	(2)	3,876,600
maintenances	1,806,275			1,806,275			1,806,275
POS	1,116,959			1,116,959			1,116,959
total revenues	16,911,581			16,896,470			20,778,840

Cost of revenues
software & solutions	6,991,817			6,991,817			6,991,817
system integrations		(15,111	)(1)	(15,111)			(15,111)
agency contracts				0	3,882,371	(2)	3,882,371
maintenances	1,161,712			1,161,712			1,161,712
POS	524,555			524,555			524,555
total costs	8,678,084			8,662,973			12,545,343

Pass-through costs for agency contracts	3,882,371

(1) net out the SI cost;
(2) gross up agency contracts cost.

Accounts receivables
quarter beginning (AR0)	29,808,060	29,808,060	29,808,060
quarter ending (AR1)	26,740,660	26,740,660	26,740,660
Avg. AR = (AR0+AR1)/2	28,274,360	28,274,360	28,274,360

DSO=92*Avg. AR/Total Revenues	154	154	125

We will revise the disclosures in our future filings.

13.
We note the Consolidated Statements of Income appearing on pages 7 and 8 of Exhibit 99.1 include non-GAAP disclosures (i.e. non-GAAP revenue and non-GAAP cost of revenue).  Similarly, the Summary of Selected Unaudited Financial Results included on page 2 of Exhibit 99.1 also appears to present a full non-GAAP income statement for purposes of reconciling GAAP information.  We believe your operating statement format conveys undue prominence to a statement based on non-GAAP information.  Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.  As a substitute for this presentation format, you may present only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Regulation G.  Tell us how you intend to revise your disclosures in future filings.

Response

In our future filings, we will only disclose full GAAP Consolidated Statements of Income and, separately, individual non-GAAP measures together with the reconciliation to the GAAP measure that comply with Regulation G.

14.
In addition, we note the information presented on page 2 of Exhibit 99.1 includes revenues, platform and maintenance services revenues, and cost of revenues presented on a non-GAAP basis; however, you have not labeled this information as non-GAAP.  Similarly, you did not properly label cost of revenues as non-GAAP in the consolidated statements of income on page 7.  To the extent you present information that was not determined in accordance with generally accepted accounted principles, you must label such measures as non-GAAP and include the appropriate reconciliations.  Please revise accordingly.

Response

In all future filings, we will properly label the non-GAAP information.

15.
We note that in order to arrive at non-GAAP revenues you increased GAAP revenues by RMB 15,111 in the third quarter of fiscal 2010 and decreased GAAP revenues by RMB 1,270,073 in the third quarter of fiscal 2009.  If the intent is to show non-GAAP revenues on a net basis, then explain further why your adjustments in fiscal 2010 was an increase to the GAAP revenues.  Also, explain further why you believe this information is useful to investors.

Response

In the third quarter of fiscal 2010, there was a cost adjustment that the cost of a project was over-accrued in the prior periods. As a result, the cost of sales for the quarter was negative and led to the increase in GAAP revenues by RMB 15,111 in the third quarter of fiscal 2010.

Our main business is Software & Solutions. Platform & Maintenance Services revenues are very unpredictable and can fluctuate wildly. Presenting revenues on the gross basis will cloud the real business and real financial performance of the Company. We believe using net revenues presentation will help investor focus more on our main business Software & Solutions. Since the presentation was changed in 2009, the feedback from investors was overwhelmingly positive.

16.
On page 3 of Exhibit 99.1, we note the disclosures of other non-GAAP measures such as consolidated SG&A expenses excluding the impact of stock based compensation expense and gross margins calculated on a non-GAAP revenue basis.  In future filings, please reconcile all non-GAAP measures to the U.S. GAAP measurement.  Also, disclose the reasons why management believes these presentations provides useful information to investors.  Refer to Regulation G.

Response

We will provide the reconciliations together with the rationale of presenting non-GAAP measures in our future filings.

17.
Please apply the above comments to your December 2, 2010 Form 6-K, as applicable.  Also, in Exhibit 99.1 we note that you have not provided a reconciliation of GAAP EPS to non-GAAP EPS.  Please ensure that the reconciliation is provided in all future filings.

Response

We will provide the reconciliation together with the rationale of presenting non-GAAP measures in our future filings.

In connection with our response to the comments of the Staff of the SEC made above, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steve Dai

Steve Dai,
Chief Financial Officer